SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: July 28, 2006		Title:	General Counsel

July 28, 2006
MAXCOM TELECOMUNICACIONES SECOND QUARTER 2006 UNAUDITED RESULTS
•	Revenues at Ps$387.5 million increased 36% over 2Q05 and 20% over 1Q06

•	EBITDA at Ps$104.9 million grew 45% over 2Q05 and 16% over 1Q06

•	Operating income for 2Q06 was Ps$42.5 million, an 18% increase quarter-over-quarter

•	Lines in service increased 26% over 2Q05 and 7% over 1Q06

•	Total customers (voice and data) grew 19% over 2Q05 and 5% over 1Q06

•	New Capital increase into Maxcom and acquisition of Grupo Telereunion successfully completed
LINES:
The number of lines in service at the end of 2Q06 increased 26% to 237,179 lines, from 188,283 lines at the end of 2Q05, and 7% when compared to 222,240 lines in service at the end of 1Q06.
During 2Q06, 25,305 new voice lines were installed, 45% higher than the 17,457 lines installed during 2Q05. When compared to 1Q06, the number of installations decreased 3% from 26,083 lines.
During 2Q06, the monthly churn rate for voice lines remained at 1.6%, similar to the monthly average churn during 2Q05 and 1Q06.
Data equivalent lines (at 64Kbps) increased 58% to 34,413 equivalent lines at the end of 2Q06 from 21,763 at the end of 2Q05, and 13% compared to 30,575 equivalent lines at the end of 1Q06.
CUSTOMERS:
Total customers (voice and data) grew 19% to 174,099 at the end of 2Q06, from 145,907 at the end of 2Q05, and 5% when compared to 165,891 customers at the end of 1Q06.
REVENUES:
Revenues for 2Q06 increased 36% to Ps$387.5 million, from Ps$284.5 million reported in 2Q05. Voice revenues for 2Q06 increased 36% to Ps$310.2 million, from Ps$228.9 million during 2Q05, and were primarily driven by a 26% increase in voice lines and an increase in public telephony services which carry higher revenues per line (ARPU). Data revenues for 2Q06 were Ps$14.6 million and contributed 4% of total revenues. Data revenues in 2Q05 were Ps$13.4 million. Wholesale revenues for 2Q06 were Ps$62.7 million, a 49% increase from Ps$42.1 million in 2Q05.
Revenues for 2Q06 increased 20% to Ps$387.5 million, from Ps$324.0 million in 1Q06. Voice revenues for 2Q06 increased 13% from Ps$275.1 million during 1Q06. Data revenues in 2Q06 remained at Ps$14.6 million when compared to 1Q06. During 2Q06, revenues from Wholesale customers grew 83% from Ps$34.3 million in 1Q06.
COST OF NETWORK OPERATION:
Cost of Network Operation in 2Q06 was Ps$145.9 million, a 53% increase when compared to Ps$95.1 million in 2Q05. During the same period, outbound traffic increased 26%, showing an increase on a cost per minute basis basically as a result of higher operating cost on our public phones based on GSM technology and an increase in long distance termination and calls to cellular phones. Local traffic represented 91% of total traffic in 2Q06 and 95% in 2Q05. The Ps$50.8 million increase in Cost of Network Operation was generated by: (i) Ps$47.7 million or 71% increase in network operating services, mainly driven by: Ps$16.9 million services paid to cellular carriers for traffic of public telephones running on GSM technology, Ps$13.2 million higher long distance interconnection, Ps$9.7 million higher calling party pays interconnection charges, Ps$2.9 million higher leases of circuits, Ps$2.1 million other cost related to the CATV network and Ps$2.9 million other services cost; (ii)

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July 28, 2006

Ps$2.7 million or 31% increase in technical expenses; (iii) Ps$0.5 million decrease in installation expenses; and (iv) Ps$0.9 million increase in cost of sales of terminal equipment.
Cost of Network Operation increased 33% quarter-over-quarter when compared to Ps$109.8 million in 1Q06. The Ps$36.1 million increase in Cost of Network Operation was generated by: (i) Ps$31.1 million or 37% increase in Network operating services, mainly driven by: Ps$15.2 million services paid to cellular carriers for traffic of public telephones running on GSM technology, Ps$9.4 million higher long distance interconnection, Ps$4.1 million higher calling party pays interconnection charges, Ps$1.5 million higher leases of circuits and Ps$0.9 million higher other services cost; (ii) Ps$4.1 million increase in technical expenses, while installation expenses remained at Ps$3.6 million; and (iii) Ps$0.9 million increase in cost of sales of terminal equipment. On a traffic-related cost basis, the cost per minute increased as outbound traffic decreased 4%.
Gross margin decreased to 62% in 2Q06 when compared to 67% in 2Q05 and 66% in 1Q06.
SG&A:
SG&A \expenses were Ps$136.8 million in 2Q06, a 17% increase from Ps$117.3 million in 2Q05. The Ps$19.5 million increase was mainly driven by: (i) higher salaries, wages and benefits of Ps$24.1 million as a result of increased headcount; (ii) higher general and insurance expenses of Ps$4.0 million; (iii) higher bad debt reserve of Ps$1.9 million; and (iv) Ps$0.9 million higher advertising and promotion expenses. Higher expenses were partially offset by: (i) lower fees paid to external advisors of Ps$8.7 million; (ii) Ps$1.4 million lower sales commissions; (iii) lower lease expenses of Ps$1.1 million; and (iv) lower maintenance expense of Ps$0.2 million.
SG&A expenses in 2Q06 increased 11% from Ps$123.8 million in 1Q06. As with the quarter-to-quarter figures, the Ps$13.0 million increase was generated by: (i) higher salaries, wages and benefits of Ps$8.7 million; (ii) Ps$3.1 million higher general and insurance expenses; (iii) Ps$1.5 million higher maintenance expenses; (iv) Ps$1.2 million higher sales commissions; and (v) Ps$1.1 million higher bad debt reserve. Higher expenses were partially offset by: (i) Ps$2.1 million lower fees paid to external advisors; and (ii) Ps$0.5 million lower lease expenses.
EBITDA:
EBITDA for 2Q06 increased 45% to Ps$104.9 million, from Ps$72.1 million reported in 2Q05. When compared to 1Q06, EBITDA grew 16% from Ps$90.4 million. EBITDA margin of 27% in 2Q06 improved from 25% margin in 2Q05, and decreased from the 28% margin reported in 1Q06.
OPERATING INCOME:
Operating Income for 2Q06 was Ps$42.5 million, compared to Ps$19.9 million Operating Loss in 2Q05. When compared to 1Q06, Operating Income grew 18% from Ps$36.1 million reported in 1Q06.
CAPITAL EXPENDITURES:
Capital expenditures for 2Q06 were Ps$224.4 million, three times higher than the Ps$74.5 million reported in 2Q05, and 22% higher when compared to Ps$184.1 million spent in 1Q06.
CASH POSITION:
Maxcom’s cash position at the end of 2Q06 was Ps$71.6 million in Cash and Cash Equivalents(g) including Ps$13.8 million of restricted cash, compared to Ps$63.9 million at the end of 2Q05(i) which included Ps$27.4 million of restricted cash. Cash and Cash Equivalents at the end of 1Q06 were Ps$199.7 million, including Ps$10.3 million of restricted cash.

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July 28, 2006

CAPITAL STOCK INCREASE AND ACQUISITION OF GRUPO TELEREUNION:
As previously announced, on March 13, 2006 Maxcom completed the transaction with the Vázquez-Arroyo Carstens family consisting OF a capital increase and acquisition of Grupo Telereunion.
On July 21, 2006, Maxcom increased its capital stock in the amount of US$22.6 million. The increase was fully paid in cash by members of the Vázquez-Arroyo Carstens family. Also on the same date, Maxcom acquired 100% of the outstanding shares of Grupo Telereunion in the amount of US$8.5 million paid in shares of Maxcom.
As a result of these transactions, the Vázquez-Arroyo Carstens family became owners of 16.34% of Maxcom’s equity. Proceeds from the capital increase and the new network contributed by Grupo Telereunion will provide Maxcom with additional growth capabilities and the capacity to continue to expand its product offering.
Also as part of the agreements with the Vázquez-Arroyo Carstens family, Eduardo Vázquez-Arroyo Carstens joined the Board of Directors of Maxcom and was elected Vice-chairman.
# # #
Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services in greater metropolitan Mexico City, Puebla, Queretaro, Toluca, Monterrey, Guadalajara and San Luis Potosi. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes Mexico City, Mexico (52 55) 1163 1005 investor.relations@maxcom.com	Lucia Domville New York City, NY (917) 375-1984 ldomville@nyc.rr.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.
(Financial Statements to follow)

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July 28, 2006
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET
(Thousands of Mexican pesos “Ps” with purchasing power as of June 30, 2006 and thousands of US Dollars “$”)

	June 30, 2005			March 31, 2006			June 30, 2006
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	36,477	$3,200	Ps	189,456	$16,623	Ps	57,802	$5,072
Restricted Cash		10,028	880		—	—		—	—

		46,505	4,080		189,456	16,623		57,802	5,072

Accounts receivable:
Customers, net of allowance		152,458	13,377		191,532	16,805		237,153	20,808
Value added tax refundable		—	—		35,270	3,095		62,817	5,512
Other sundry debtors		23,968	2,103		21,131	1,854		16,988	1,491

		176,426	15,480		247,933	21,754		316,958	27,811

Inventory		13,437	1,179		20,112	1,765		31,974	2,805
Prepaid expenses		62,073	5,446		76,587	6,720		83,632	7,338

Total current assets		298,441	26,185		534,088	46,862		490,366	43,026

Restricted Cash Long Term		17,379	1,525		10,293	903		13,809	1,212

Frequency rights, Net		94,474	8,289		85,638	7,514		84,427	7,408
Telephone network systems & Equipment, Net		1,825,688	160,186		2,239,627	196,500		2,424,177	212,696
Pre-operating expenses, Net		141,457	12,411		114,036	10,006		104,896	9,204
Intangible Assets, Net		353,710	31,035		304,046	26,677		290,906	25,524
Retirement obligations		—	—		14,805	1,299		14,798	1,298
Deposits		13,554	1,189		4,941	434		5,082	446
Other assets		5,945	522		5,945	522		5,945	522

Total assets	Ps	2,750,648	$241,342	Ps	3,313,419	$290,717	Ps	3,434,406	$301,336

LIABILITIES
CURRENT LIABILITIES:
Interest Payable
Accrued expenses and other accounts payable		219,655	19,273		273,822	24,025		333,937	29,300
Bank Financing		194,234	17,042		66,677	5,850		111,679	9,799
Senior notes, net		—	—		56,071	4,920		202,437	17,762
Commercial paper		—	—		151,564	13,298		151,500	13,293
Customers deposits		2,605	229		3,182	279		1,489	131
Payroll and other taxes payable		33,898	2,974		16,451	1,443		20,324	1,783

Total current liabilities		450,392	39,518		567,767	49,815		821,366	72,068

LONG-TERM LIABILITIES:
Senior notes, net		599,303	52,583		546,710	47,968		410,960	36,058
Bank Financing		42,978	3,771		60,753	5,330		47,645	4,180
Notes payable		38,776	3,402		258,353	22,668		287,250	25,203
Other accounts payable		27,888	2,447		24,961	2,190		24,287	2,131
Deferred taxes		—	—		25,982	2,280		25,971	2,279
Pensions and Postretirement Obligations		—	—		16,677	1,463		16,627	1,459
Hedging Valuation		—	—		12,529	1,099		12,523	1,099

Total liabilities	Ps	1,159,337	$101,721	Ps	1,513,732	$132,813	Ps	1,646,629	$144,477

SHAREHOLDERS’ EQUITY
Capital stock		2,518,774	220,997		2,764,159	242,527		2,764,158	242,527
Premium on capital stock		901,873	79,130		221,187	19,407		221,187	19,407
Accumulated deficit		(1,771,824)	(155,460)		(1,188,792)	(104,305)		(1,188,792)	(104,305)
Net loss for the period		(57,512)	(5,046)		3,133	275		(8,776)	(770)

Total shareholders’ equity (deficit)	Ps	1,591,311	$139,621	Ps	1,799,687	$157,904	Ps	1,787,777	$156,859

	Ps	2,750,648	$241,342	Ps	3,313,419	$290,717	Ps	3,434,406	$301,336

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of June 30, 2006 to adjust for the inter-period effect of inflation. For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.3973 per US$1.00.

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MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED STATEMENT OF OPERATIONS
2005 AND 2006 QUARTERLY PERIODS

(Thousands of Mexican pesos “Ps” with purchasing power as of June 30, 2006 and thousands of US Dollars “$”)

	April 1 to				January 1 to				April 1 to
	June 30, 2005				March 31, 2006				June 30, 2006
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%

Voice		228,925	20,086	80%		275,100	24,137	85%		310,194	27,216	80%
Data		13,429	1,178	5%		14,573	1,279	4%		14,584	1,280	4%
Wholesale		42,146	3,698	15%		34,338	3,013	11%		62,740	5,505	16%

TOTAL REVENUES	Ps	284,500	$24,962	100%	Ps	324,011	$28,429	100%	Ps	387,518	$34,001	100%

Network operating services		67,106	5,888	24%		83,773	7,350	26%		114,844	10,076	30%
Technical expenses		23,799	2,088	8%		22,475	1,972	7%		26,549	2,329	7%
Installation expenses		4,180	367	1%		3,542	311	1%		4,477	393	1%

Cost of Network Operation		95,085	8,343	33%		109,790	9,633	34%		145,870	12,798	38%

GROSS PROFIT		189,415	16,619	67%		214,221	18,796	66%		241,648	21,203	62%

SG&A		117,328	10,294	41%		123,775	10,860	38%		136,750	11,998	35%

EBITDA		72,087	6,325	25%		90,446	7,936	28%		104,898	9,205	27%

Depreciation and amortization		92,002	8,072			54,356	4,769			62,396	5,475

Operating Income (Loss)		(19,915)	(1,747)			36,090	3,167			42,502	3,730

Comprehensive (Income) Cost of Financing:

*Interest expense		15,261	1,339			26,110	2,291			28,487	2,499
**Interest (income) loss, net		2,894	254			(242)	(21)			7,101	623
Exchange (income) loss, net		(27,512)	(2,413)			11,335	994			18,284	1,604
Gain on net monetary position		29	3			(4,757)	(417)			941	83

		(9,328)	(817)			32,446	2,847			54,813	4,809

Other (income) expense		(1,164)	(102)			(37)	(3)			(604)	(53)

INCOME (LOSS) BEFORE TAXES		(9,423)	(828)			3,681	323			(11,707)	(1,026)

Provisions for:
Asset Tax		3,253	285			—	—			—	—
Income Tax & Profit Sharing		154	13			548	48			201	18

Total Provisions		3,407	298			548	48			201	18

NET INCOME (LOSS)	Ps	(12,830)	$(1,126)		Ps	3,133	$275		Ps	(11,908)	$(1,044)

NOTES TO FINANCIAL STATEMENTS:
* Interest related to Senior Notes, Banks and Vendor Financing
** Interest Income net of bank commissions
Financial statements are reported in period-end pesos as of June 30, 2006 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.3973 per US$1.00.

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